Electrolux

6-30-02

02048588

Form 6-K

No. 2

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2002

Commission file number: 0-15741

AB ELECTROLUX
(Translation of registrant's name into English)

S:t Göransgatan 143, SE-105 45 Stockholm, Sweden
(Address of principal executive offices)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)
(Registrant)

Date: July 1, 2002

By: [signature]
William G. E. Jacobs

02-06-28 6k 2

Electrolux

PRESS RELEASE

Stockholm, June 28, 2002
Page 1 of 1

Electrolux signs agreement to divest its Italian metallurgical plant

(ELUX) Electrolux has signed an agreement for divestment of Zanussi Metallurgica, its Italian metallurgical plant to ZML Industries, a company controlled by Vestar Capital Partners, a leading US private equity investment firm.

Zanussi Metallurgica is part of the Components product line in the Professional Indoor Products business area and produces components made of grey cast iron, die-cast aluminium and enamelled copper wires. The operation had sales in 2001 of approximately SEK 1,300m (€ 140m), of which approximatley SEK 600m (€ 65m) was external sales. The operation has about 640 employees.

The divestment is part of the Group's strategy to streamline the components operation.

The sale is expected to be completed as of July 31, 2002, and will not have any significant effect on the Group's income and financial position.

Electrolux is the world's largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chain saws, lawn mowers, and garden tractors. In 2001, the Group had sales of SEK 135.8 billion and 87,000 employees. Every year, customers in more than 150 countries buy more than 55 million Group products for both consumer and professional use. The Electrolux Group includes famous appliance brands such as AEG, Electrolux, Zanussi, Frigidaire, Flymo, Eureka, and Husqvarna.

For more information, the Electrolux Press Hotline is available at +46 8 657 65 07

For cancellation of or changes to this fax distribution service, please return this document with your name, company, and fax number, stating what you want to change, to fax no +46 8 738 74 61

AB ELECTROLUX (PUBL)

MAILING ADDRESS	TELEPHONE	TELEFAX	PRESS HOTLINE	WEB SITE
SE-105 45 STOCKHOLM SWEDEN	+46 8 738 60 00	+46 8 738 74 61	+46 8 657 65 07	www.electrolux.com